September 29, 2008

Kevin Woody, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 4561

Washington, D.C.  20549

Re:

National Health Investors, Inc.

Form 10-K for the year ended December 31, 2007

File No. 1-10822

Dear Mr. Woody:

This letter is offered in response to your letter, dated September 15, 2008, regarding the above referenced filing.  The Company’s response follows:

Item 2_ Properties Owned or Associated with Mortgage Loan Investments, page 14

1.

Staff Comment: “We note your response to comment 4 of our letter dated July 17, 2008.  We continue to believe that the requested schedule of lease expiration is material to investors.  Please confirm that you will include the requested disclosure in future filings.  Additionally, please revise Item 1 to describe your dependence on revenues received from NHC under the master lease, as required by item 101(c)(vii) of Regulation S-K.”

Response:

We confirm we will include in Item 2 in future filings a tabular schedule of lease expirations for each of the next 10 years disclosing the following:

•

the number of tenants whose leases will expire,

•

the total area or number of beds covered by such leases,

•

the annual rental represented by such leases, and

•

the percentage of gross annual rental represented by such leases.

With regard to disclosure required by item 101(c)(vii) of Regulation S-K it should noted that in paragraph 2 of Item 1, we currently name our major customer NHC and describe that of our investments in 124 Health Care Facilities, 41 are leased to NHC.  We also discuss the master lease and rental income received from NHC in Item 7 under the caption “Portfolio” and in Note 16 to the consolidated financial statements entitled “Relationship With National Healthcare Corporation.”

As requested above though, we will include further disclosure in Item 1 to describe our dependence on revenues received from NHC under the master lease.  Following the existing paragraphs in Item 1 under the caption “NHC Master Agreement to Lease” in which we describe the terms of the master lease, the rental income for the current year and for the previous three years, and NHC’s responsibilities under the lease, we will insert the following sentence (with current information in parenthesis):  “Rental income from NHC in (2007) of ($33,700,000) was (66%) of our total rental income of ($51,005,000).”

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to further discuss your comments and our responses thereto, please call me at 615-890-9100.

Sincerely,

NATIONAL HEALTH INVESTORS, INC.

/s/ Roger R. Hopkins

Roger R. Hopkins, CPA

Chief Accounting Officer

cc:  Kevin Woody, Accounting Branch Chief